UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Investment Transaction

On September 6th 2016, Atento S.A. (the “Company”) announced the acquisition of a controlling share of R Brasil Soluções, a top provider of collections services in Brazil. With this acquisition, the Company has expanded its capabilities in the revenue recovery segment and strengthened its leadership position in the Brazilian and Latin American markets.

The acquisition will bolster the Company´s collections capabilities, bringing together unique expertise in the revenue recovery segment, a proven methodology combining human approach with the use of customized business intelligence tools, and the deep and longstanding client relationships of the Company and R Brasil Soluções to provide superior revenue recovery solutions at all stages of the process.

On September 6th, 2016 the Company also issued a press release announcing these matters, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha Chief Financial Officer

        Date: September 6, 2016